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                          CROSS MEDIA MARKETING CORP.

                                      Filed by Cross Media Marketing Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 And deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                              Subject Company: LifeMinders, Inc.
                                                   Commission File No: 000-28133

                                    [LOGO]

   Cross Media Marketing Reports Record Second Quarter Revenues and Earnings
                                 ______________

 Company Reports Diluted Earnings Per Share of 4 Cents; Net Income Surges  $2.0
                           Million over First Quarter

NEW YORK-- (BUSINESS WIRE)--July 27 2001 Cross Media Marketing Corporation
(AMEX: XMM - news), a leading technology-driven marketing company, reported
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today record revenues and net income for its second quarter ended June 30, 2001.

The company announced revenues of approximately $23.6 million, representing a 20% increase over the first quarter of 2001, and $3.3 million in EBITDA, representing a 63% increase over the quarter ended March 31, 2001. The Company also reported record net income available to common shareholders of approximately $1.8 million, or $.04 per share, representing a $2 million increase over its first quarter. For the six months ended June 30, 2001, the Company had revenues of approximately $43.3 million, EBITDA of $5.4 million and net income of approximately $2.5 million, or $0.07 per share on a diluted basis, excluding non-recurring Preferred Dividends.

"We are unequivocal in our belief that the single most important metric by which a company's success is determined is earnings and we continue to demonstrate that our business model is scalable and highly profitable despite a general economic downturn," said Ronald Altbach, Cross Media Marketing's Chairman and Chief Executive Officer, who went on to say, "While economic conditions worsen globally, Cross Media's growth continues, quarter after quarter, reflected in sequential revenue increases of $13.5 million in the fourth quarter, 2000; $19.7 million in the first quarter, 2001; and $23.6 million second quarter 2001. We believe that our senior management team has proven its capability to acquire, consolidate and grow acquisitions such as Direct Sales International L.P last year, which is beginning to generate substantial returns for our shareholders, as we increased our equity by over $4 million this quarter."

Mr Altbach continued, "We strongly believe that investors who take the time to understand this company and the experience and the enthusiasm of its management will recognize that the acquisition of LifeMinders will create the types of synergies that will enable us to further expand our proven skills in both traditional and online direct marketing channels with LifeMinders' 20 million member database, its proprietary e-mail technology platform and its strong balance sheet,
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including up to $50 million in net cash at the close of the acquisition. We look forward to integrating the operations of LifeMinders seamlessly so that we can sustain and accelerate the revenue growth and earnings momentum that we have already developed. We remain committed to creating a highly profitable marketing powerhouse with $400 to $500 million in revenues and LifeMinders' cash at closing will clearly give us an important tool in making strategic accretive acquisitions which will support these revenues and earnings goals. Quite simply, Cross Media Marketing Corporation remains committed to setting the next generation standard for high technology targeted marketing of goods and services."

Cross Media entered a definitive agreement to acquire LifeMinders, Inc. (NASDAQ
LFMN), an on-line direct marketer, on July 19/th/ in a $68.1 million transaction scheduled to close during the fourth quarter 2001.

The Company determined that its practice of reporting remittances to publishers as costs varied with the Company's role as an agent. Accordingly, the Company's revenues reported above are net of such costs. Previously reported revenues and direct costs and expenses for the quarters ended March 31, 2001 and March 31, 2000 have been restated to reflect decreases of $2.1 million and $1.6 million, respectively. Gross profit, net income (loss), and the related per share amounts and EBITDA were not affected.

2001 Outlook

The Company expects to report revenues for 2001 of between $98 and $111 million and net income of $9.2 million to $10.6 million, or $0.22 to $0.25 per share, excluding the effect that the acquisition of LifeMinders may have. This will represent a revenue increase of 77% to 100% over fiscal 2000.

The Company will host a conference call on Monday July 30, 2001 at 9:00 a.m. ET to discuss the results. Interested parties may access the call by dialing (800) 230-1951 or from an international location by calling (612) 332-0637. The phone code is Cross Media Marketing. This call will also be webcast by CCBN and can be accessed at Cross Media Marketing's web site at www.xmmcorp.com. The webcast
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will also be distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.companyboardroom.com or by
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visiting any of the investor sites in CCBN's Individual Investor Network such as
America Online's Personal Finance Channel, Fidelity Investments(R)
(Fidelity.com) and others. Institutional investors can access the call via
CCBN's password protected event management site, StreetEvents (www.streetevents.com).
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About Cross Media Marketing Corporation

Cross Media Marketing Corporation is a technology-driven marketing company integrating its sophisticated direct marketing skills with cutting-edge technologies, including interactive voice response and web-based systems, resulting in a multi-dimensional marketing platform for the
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international marketing of products and services. Cross Media Marketing seeks to achieve revenue growth and earnings leverage by cross marketing products and services through multiple channels to an expanding multi-million customer base utilizing state-of-the-art direct marketing strategies. Through voice-driven customer acquisition programs, Cross Media Marketing contacts and retains critical data on more than thirteen million persons annually. The Company continues to exploit its expansive database in other technology-driven marketing channels, facilitating additional e-commerce transactions to increase revenues while concurrently lowering costs and increasing margins. For more information about Cross Media Marketing, visit the website at www.xmmcorp.com or email investor-relations@xmmcorp.com.
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Additional Information

In connection with the merger, Cross Media and LifeMinders will be filing a joint prospectus/proxy statement with the Securities and Exchange Commission. Investors and security holders of both Cross Media Marketing and LifeMinders are invited to read the joint prospectus/proxy statement regarding the business combination transaction referenced in the foregoing information, when it becomes available. Cross Media Marketing and LifeMinders expect to mail a joint prospectus/proxy statement about the transaction to their respective stockholders. Investors and security holders may obtain a free copy of the joint prospectus/proxy statement (when available) and other documents filed by the companies free of charge from the Securities and Exchange Commission's web site at http://www.sec.gov. The joint prospectus/proxy statement and such other documents may also be obtained from Cross Media Marketing free of charge by directing such requests to the address listed above or from LifeMinders free of charge by directing such requests to Allison Abraham at (703) 885-1315 or aabraham@lifeminders.com.
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LifeMinders and its officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders' stockholders with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.

Cross Media Marketing and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Cross Media Marketing with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the proxy statement/prospectus.

Cautionary Statement

Certain statements contained herein and in the information posted on the Company's website described above that are not based on historical fact are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Cross Media Marketing Corporation intends that such forward-looking statements be subject to the safe harbor created thereby.
In addition to the 2001 projections referenced in this release, these forward-looking statements regard Cross Media Marketing's acquisition activities, revenues, earnings, liquidity, financial condition, cash flow and ability to exploit its database and certain technological innovations and certain operational matters. Such forward-looking statements are based on current expectations but involve certain risks and uncertainties. Cross Media
Marketing's actual results, performance or achievements could differ materially from the results, performance or achievements projected in, or implied by, such forward-looking statements as a result of
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risk factors including without limitation the following: Cross Media Marketing's need to raise additional debt and/or equity financing, the adequacy of collection reserves, changes in economic conditions or a material decline in the availability of consumer credit, interest rate fluctuations, Cross Media Marketing's limited operating history, Cross Media Marketing's strategy of growth through acquisitions, competitive factors, the need to manage growth, volatility in the market price of the Common Stock, risks relating to government regulation of telemarketing and internet marketing activities, and potential dilution. These factors are described in detail in Cross Media Marketing's Forms 10K-SB and its Forms 10Q-SB filed with the SEC. Cross Media Marketing assumes no responsibility to update the information included in this press release or on its website, whether as a result of new information, future events or otherwise.
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                       Cross Media Marketing Corporation
                                Financial Table
      As of and for the three and six months and year ended June 30, 2001
                    ($ in thousands except per share data)

                                                                            Three months                        Six months
                                                                               ended                              ended
                                                                  June 30, 2001    June 30, 2000      June 30, 2001   June 30, 2000
                                                                  -------------    -------------      -------------   -------------
Operating Results:
                    Revenues                                      $      23,601    $      15,806      $      43,278   $      27,086

                    Gross profit                                          6,089            5,141             10,982           8,295

                        Operating expenses                                2,773            2,121              5,625           3,415
                        Non-cash operating expenses                         441              473                870           2,185
                                                                  -------------    -------------      -------------   -------------

                    Operating income                                      2,875            2,547              4,487           2,695

                        Interest expense                                    369              561                729             981
                        Non-cash interest expense                           125              199                223           1,888
                        Provision for income taxes                          476              292                709             292
                                                                  -------------    -------------      -------------   -------------

                    Net income (loss)                                     1,905            1,495              2,826            (466)

                    Preferred dividends                                     127           11,424              1,258          31,866
                                                                  -------------    -------------      -------------   -------------

                    Net income/(loss) to common stockholders      $       1,778    $      (9,929)     $       1,568   $     (32,332)
                                                                  =============    =============      =============   =============

                    Basic net income/(loss) per share             $        0.05    $       (0.40)     $        0.05   $       (1.58)
                    Diluted net income/(loss) per share           $        0.04    $       (0.40)     $        0.04   $       (1.58)
                                                                  =============    =============      =============   =============

                    Basic weighted average shares outstanding            35,562           24,742             34,193          20,430
                    Diluted weighted average shares outstanding          43,715           24,742             36,480          20,430

Cash Flow Data:
                    EBITDA  -excluding non-cash charges           $       3,316    $       3,053      $       5,357   $       4,925

Balance Sheet Data:                                               June 30, 2001                     December 31, 2000
                                                                  -------------                     -----------------

                    Total assets                                  $      51,666                       $      43,944

                    Total liabilities                             $      31,743                       $      28,059

                    Working capital                               $       7,583                       $       5,093

                    Mandatorily redeemable preferred stock        $           -                       $       6,245

                    Stockholder's equity                          $      19,923                       $       9,640

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